Exhibit 99.1

VivoPower International PLC Announces Proposed $250m Australian Distribution Agreement for Tembo Light Electric Vehicles

LONDON, December 23, 2020 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its 51% subsidiary, Tembo e-LV B.V. (“Tembo”), have entered into a non-binding Heads of Agreement (“HoA”) with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”) in Australia that will confirm and expand GB Auto’s position as the exclusive distributor within Australia for the Tembo electric Toyota Land Cruiser, electric Toyota Hilux, and Tembo electric vehicle conversion kits.

The agreement proposed by the HoA (the “Proposed Agreement”) contemplates a seven-year term. Following the successful deployment of a number of pilot vehicles into the Australian mines of some of the largest mining companies in the world, GB Auto intends to commit to purchase at least 500 Tembo electric conversion kits in the first year of the Proposed Agreement, and at least 2,000 kits (including the first-year commitment) during the first four years. Combined with the electric vehicles, these orders would be worth an estimated USD$250 million in revenues.

GB Auto plans to increase its Australian footprint, adding additional facilities to be able to deliver on these volumes. Tembo will offer GB Auto a first right of refusal on distribution rights in Australia for any additional products Tembo offers for sale.

The Proposed Agreement would further stipulate that VivoPower will own all vehicle operating data and grant GB Auto a non-exclusive, non-transferrable, no royalty licence to use that data for sales and maintenance of the Tembo products.

The Proposed Agreement would also position VivoPower as GB Auto’s partner of choice in Australia for the sale, construction, installation and maintenance of all sustainable energy solutions (“SES”) and services complementary to the Tembo products, including electric vehicle charging infrastructure, battery storage, renewable electricity generation, and micro-grids.

If the Proposed Agreement is entered into, VivoPower will also be GB Auto’s partner of choice for any rental, lease or other financing solutions for the Tembo products or related sustainable energy solutions.

VivoPower, Tembo and GB Auto are in the process of negotiating definitive documents. The Company anticipates entering into a definitive agreement as promptly as practicable and plans to disclose the terms of such definitive agreement when and if executed.

Executive Chairman and CEO of VivoPower, Kevin Chin said, “We are very pleased to be entering this partnership with GB Auto in Australia given their long established track record and reputation with their customers, who comprise some of the world’s pre-eminent mining houses.”

CEO and Founder of GB Auto, Graeme Bensley said, “We are very excited to partner with VivoPower in relation to their SES offering, incorporating Tembo electric vehicles. We believe SES to be ideally suited to the requirements of our mining sector customers in particular. We are already witnessing strong demand from these customers for electric vehicles and are confident of the strong long term growth outlook.”

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About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Proposed Agreement, including finalizing due diligence and negotiations with GB Auto, the entry into the Proposed Agreement or other definitive documents with GB Auto, and the related potential value of the Proposed Agreement. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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